May 3, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Resolute Energy Corporation Registration Statement on Form S-4
(File No. 333-224439), filed on April 25, 2018.

Ladies and Gentlemen:

On April 25, 2018, Resolute Energy Corporation (the “Issuer”) and the guarantors set forth therein filed with the Securities and Exchange Commission a registration statement (File No. 333-224439) (the “Registration Statement”) on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement registers $75,000,000 in aggregate principal amount of the Issuer’s new 8.50% Senior Notes due 2020 (the “Exchange Notes”) to be exchanged in an exchange offer (the “Exchange Offer”) for a like principal amount of the Issuer’s outstanding unregistered 8.50% Senior Notes due 2020 (the “Initial Notes”). We are submitting this letter in order to inform you that the Issuer is registering the Exchange Offer in reliance on the Staff’s position and representations set forth in the Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”), the Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) (the “Morgan Stanley Letter”) and the Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) (the “Shearman Letter”) and Question 125.13 of the Staff’s Securities Act Forms Compliance and Disclosure Interpretations. In connection with the filing of the Registration Statement and in anticipation of the acceleration of the effectiveness thereof, the Issuer hereby represents as follows:

•	The Issuer has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer. The Issuer is not aware of any person that will participate in the Exchange Offer with a view to distribute the Exchange Notes. In this regard, the Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus, letter of transmittal or otherwise) that if such participant acquires the Exchange Notes for the purpose of distributing them, such person: (1) cannot rely on the staff’s position in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman Letter or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act in order to resell Exchange Notes, and be identified as an underwriter in the prospectus.

•	The Issuer will include in the letter of transmittal an acknowledgement to be executed by each person participating in the Exchange Offer that such participant does not intend to engage in a distribution of the Exchange Notes. In addition, the Issuer will include in the letter of transmittal an acknowledgement for each person that is a

Resolute Energy Corporation
1700 Lincoln Street, Suite 2800, Denver, CO 80203 Voice: 303.573.4886 Fax: 303.623.3628
www.resoluteenergy.com

broker-dealer exchanging Initial Notes it acquired for its own account as a result of market-making activities or other trading activities that such broker-dealer will satisfy any prospectus delivery requirements in connection with any resale of Exchange Notes received pursuant to the Exchange Offer. The letter of transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If any additional supplemental information is required by the Staff, please contact the undersigned at (303) 573-4886 or Ronald R. Levine, II of Arnold & Porter at (303) 863-2335.

Very truly yours,

Resolute Energy Corporation

/s/ J. A. Tuell
Name:	J. A. Tuell
Title:	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)

cc:	Ronald R. Levine, II, Arnold & Porter

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